Wilon Resources, Inc.

3875 Hixson Pike

Chattanooga, Tennessee 37415

VIA EDGAR

March 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wilon Resources, Inc. Withdrawal of Registration Statement on Form 10 (File No. 001-33255)

Ladies and Gentlemen:

Wilon Resources, Inc., a Tennessee corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form 10 (File No. 001-33255) filed with the Securities and Exchange Commission on January 16, 2007, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company notes that, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 would automatically become effective on March 17, 2007, if not earlier withdrawn. At this time the Company is voluntarily withdrawing the Form 10, together with all exhibits thereto, and does not wish to go effective in accordance with Section 12(g)(1) of the Exchange Act. Accordingly, if and as necessary, the Company hereby requests that an order granting the withdrawal of the Form 10 be issued by the Securities and Exchange Commission prior to the Form 10 automatically becoming effective on March 17, 2007 pursuant to Section 12(g)(1) of the Exchange Act.

We also note that this registration statement was originally filed by the Company on a voluntary basis as provided in Section 12(g)(1) of the Exchange Act.

If you have any questions with respect to this matter, please contact the Company’s counsel, Steven R. Barrett, Esq. of Husch & Eppenberger, LLC, at (423) 266-5500.

Very truly yours, WILON RESOURCES, INC.

/s/ Harry F. Thompson
Harry F. Thompson President and Chief Executive Officer